Exhibit 99.1

LOAN MODIFICATION AGREEMENT

This Loan Modification Agreement is entered into as of February 14, 2005, by and between SiRF Technology, Inc. (the “Borrower”) and Silicon Valley Bank (“Bank”).

1. DESCRIPTION OF EXISTING OBLIGATIONS: Among other Obligations which may be owing by Borrower to Bank, Borrower is indebted to Bank pursuant to, among other documents, an Amended and Restated Loan and Security Agreement, dated March 27, 2003, as modified or amended from time to time, (the “Loan Agreement”). The Loan Agreement provides for, among other things, a Committed Revolving Line in the original principal amount of Four Million Dollars ($4,000,000). Defined terms used but not otherwise defined herein shall have the same meanings as set forth in the Loan Agreement.

Hereinafter, all indebtedness owing by Borrower to Bank shall be referred to as the “Obligations.”

2. DESCRIPTION OF COLLATERAL. Repayment of the Obligations is secured by the Collateral as described in the Loan Agreement.

Hereinafter, the above-described security documents and guaranties, together with all other documents securing repayment of the Obligations shall be referred to as the “Security Documents”. Hereinafter, the Security Documents, together with all other documents evidencing or securing the Obligations shall be referred to as the “Existing Loan Documents”.

3. DESCRIPTION OF CHANGE IN TERMS.

A.	Modification(s) to Loan Agreement.

1.	Subletter (a) of Section 2.1.1 entitled “Revolving Advances” is hereby amended in its entirety to read as follows:

Bank will make Advances not exceeding the Committed Revolving Line minus (i) the amount of all outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit), minus (ii) the FX Reserve and minus (iii) minus the Cash Management Services Sublimit. Amounts borrowed under this Section may be repaid and reborrowed during the term of this Agreement.

2.	Section 2.1.2 entitled “Letters of Credit Sublimit” is hereby amended in part to provide that the face amount of outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit” may not at any time exceed Five Million Dollars ($5,000,000).

3.	The FX Reserve amount set forth in Section 2.1.3 entitled “Foreign Exchange Sublimit” is hereby amended to mean $5,000,000.

4.	Section 2.1.4 entitled “Cash Management Services Sublimit” is hereby amended in part to provide that Borrower may use up to Five Million Dollars for Bank’s Cash Management Services.

5.	Subletter (a) of Section 2.3 entitled “Interest Rate, Payments” is hereby amended in part to provide that Advances accrue interest on the outstanding principal balance at a per annum rate equal to the Prime Rate.

6.	Section 6.2 entitled “Financial Statements, Reports, Certificates” is hereby amended in its entirety to read as follows:

(a) Borrower will deliver to Bank: (i) within 5 days of filing, (x) copies of all statements, reports and notices made available to Borrower’s security holders or to any holders of Subordinated Debt and all reports on Form 10-K and 10-Q filed with the Securities and Exchange Commission and (y) a Compliance Certificate signed by a Responsible Officer in the form of Exhibit D; (ii) a prompt report of any legal actions pending or threatened against Borrower that could result in damages or costs to Borrower of $1,000,000 or more; and (iii) budgets, sales projections, operating plans or other financial information Bank reasonably requests.

(b) Allow Bank to audit Borrower’s Collateral at Borrower’s expense. Such audits will be conducted only at such times as an Event of Default has occurred and is continuing.

7.	Section 6.3 entitled “Inventory; Returns” is hereby amended in part to provide that Borrower must promptly notify Bank of all returns, recoveries, disputes and claims, that involve more than $1,000,000.

8.	Section 6.7 entitled “Financial Covenants” is hereby amended in its entirety to read as follows:

Borrower will maintain as of the last day of each quarter:

(i) Tangible Net Worth. A Tangible Net Worth of at least $120,000,000.

9.	Section 7.2 entitled “Changes in Business, Ownership, Management or Business Locations” is hereby amended in part to provide that Borrower may have a material change in its management or a change in its ownership of no greater than thirty five percent (35%) without Bank’s prior written consent.

10.	Section 7.3 entitled “Mergers and Acquisitions” is hereby amended in its entirety to read as follows:

Merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with any other Person, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of another Person (collectively, “Mergers or Acquisitions”), except that Borrower may enter into Mergers or Acquisitions so long as no Event of Default has occurred and is continuing or would result from any such Mergers or Acquisitions. A Subsidiary may merge or consolidate into another Subsidiary or into Borrower.

11.	Section 8.6 entitled “Other Agreement” is hereby amended to read as follows:

If there is a default in any agreement between Borrower and a third party that gives the third party the right to accelerate any Indebtedness exceeding $1,000,000 or that could cause a Material Adverse Change.

12.	Section 8.7 entitled “Judgments” is hereby amended to read as follows:

If a money judgment(s) in the aggregate of at least $1,000,000 is rendered against Borrower and is unsatisfied and unstayed for ten(10) days (but no Credit Extensions will be made before the judgment is stayed or satisfied).

13.	The defined term “Borrowing Base” in Section 13.1 entitled “Definitions” is hereby deleted in its entirety. Any and all references to “Borrowing Base”, “Eligible Accounts” and “Eligible Foreign Accounts” are hereby deleted in their entirety.

14.	The following defined terms under Section 13.1 entitled “Definitions” are hereby amended and/or incorporated to read as follows:

“Committed Revolving Line” is an Advance of up to $5,000,000.

“Revolving Maturity Date” is February 14, 2007.

“Subordinated Debt” is debt incurred by Borrower subordinated to Borrower’s indebtedness owed to Bank and which is reflected in a written agreement in a manner and form acceptable to Bank and approved by Bank in writing.

“Subsidiary” is for any Person, or any other business entity of which more than 50% of the voting stock or other equity interests is owned or controlled, directly or indirectly, by the Person or one or more Affiliates of the Person.

“Tangible Net Worth” is, on any date, the consolidated total assets of Borrower and its Subsidiaries minus, (i) any amounts attributable to (a) goodwill, (b) intangible items such as unamortized debt discount and expense, patents, trade and service marks and names, copyrights and research and development expenses except prepaid expenses, and (c) reserves not already deducted from assets, and (ii) Total Liabilities.

“Total Liabilities” is on any day, obligations that should, under GAAP, be classified as liabilities on Borrower’s consolidated balance sheet, including all Indebtedness, and current portion Subordinated Debt allowed to be paid, but excluding all other Subordinated Debt.

15.	For clarification purposes, $24,000 loan fee which shall be due and payable on March 15, 2005 is now waived.

B.	Waiver of Financial Covenant Default(s).

1.	Bank hereby waives Borrower’s existing defaults under the Loan Agreement by virtue of Borrower’s failure to deliver its Borrowing Base Certificate with aged listings of accounts receivable and accounts payable for the months ended July 31, 2004 through March 31, 2005. Bank’s waiver of Borrower’s compliance of these covenants shall apply only to the foregoing periods.

Bank’s agreement to waive the above-described defaults (1) in no way shall be deemed an agreement by the Bank to waive Borrower’s compliance with the above-described covenants as of all other dates and (2) shall not limit or impair the Bank’s right to demand strict performance of these covenants as of all other dates and (3) shall not limit or impair the Bank’s right to demand strict performance of all other covenants as of any date.

4. CONSISTENT CHANGES. The Existing Loan Documents are hereby amended wherever necessary to reflect the changes described above.

5. NO DEFENSES OF BORROWER. Borrower (and each guarantor and pledgor signing below) agrees that, as of the date hereof, it has no defenses against paying any of the Obligations.

6. PAYMENT OF LOAN FEE. Borrower shall pay Bank a fee in the amount of Fifteen Thousand Dollars ($15,000) (“Loan Fee”) plus all out-of-pocket expenses.

7. CONTINUING VALIDITY. Borrower (and each guarantor and pledgor signing below) understands and agrees that in modifying the existing Indebtedness, Bank is relying upon Borrower’s representations, warranties, and agreements, as set forth in the Existing Loan Documents. Except as expressly modified pursuant to this Loan Modification Agreement, the terms of the Existing Loan Documents remain unchanged and in full force and effect. Bank’s agreement to modifications to the existing Obligations pursuant to this Loan Modification Agreement in no way shall obligate Bank to make any future modifications to the Obligations. Nothing in this Loan Modification Agreement shall constitute a satisfaction of the Obligations. It is the intention of Bank and Borrower to retain as liable parties all makers and endorsers of Existing Loan Documents, unless the party is expressly released by Bank in writing. Unless expressly released herein, no maker, endorser, or guarantor will be released by virtue of this Loan Modification Agreement. The terms of this paragraph apply not only to this Loan Modification Agreement, but also to all subsequent loan modification agreements.

8. CONDITIONS. The effectiveness of this Loan Modification Agreement is conditioned upon payment of the Loan Fee.

This Loan Modification Agreement is executed as of the date first written above.

BORROWER:		BANK:

SIRF TECHNOLOGY, INC.		SILICON VALLEY BANK

By:	/s/ Dennis Bencala	By:	/s/ Nina Davies
Name:	Dennis Bencala	Name:	Nina Davies
Title:	Corporate Controller	Title:	Relationship Manager

[SILICON VALLEY BANK LOGO]

SILICON VALLEY BANK

PRO FORMA INVOICE FOR LOAN CHARGES

BORROWER:	SIRF TECHNOLOGY, INC.

LOAN OFFICER:	Nina Davies

DATE:	February 14, 2005

	Loan Fee	$15,000.00

	TOTAL FEE DUE	$15,000.00	*

*	All inclusive fee

Please indicate the method of payment:

☐	A check for the total amount is attached.

☒	Debit DDA # 03517802-70 for the total amount.

☐	Loan proceeds

/s/ Dennis Bencala
Borrower	(Date)

/s/ Nina Davies	04/18/05
Silicon Valley Bank	(Date)
Account Officer’s Signature